INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

July 2, 2025

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the Tradr 2X Long ASTS Daily ETF, Tradr 2X Long CEG Daily ETF, Tradr 2X Long CRWV Daily ETF, Tradr 2X Long DDOG Daily ETF, Tradr 2X Long GEV Daily ETF, Tradr 2X Long ISRG Daily ETF, Tradr 2X Long LRCX Daily ETF, Tradr 2X Long NET Daily ETF, Tradr 2X Long SMR Daily ETF, and Tradr 2X Long CEP Daily ETF

Dear Ms. O’Neal:

This letter summarizes the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2025, regarding Post-Effective Amendment No. 454 to the Registrant’s registration statement filed on Form N-1A on May 6, 2025 (the “Registration Statement”), with respect to the Tradr 2X Long ASTS Daily ETF, Tradr 2X Long CEG Daily ETF, Tradr 2X Long CRWV Daily ETF, Tradr 2X Long DDOG Daily ETF, Tradr 2X Long GEV Daily ETF, Tradr 2X Long ISRG Daily ETF, Tradr 2X Long LRCX Daily ETF, Tradr 2X Long NET Daily ETF, Tradr 2X Long SMR Daily ETF, and Tradr 2X Long CEP Daily ETF, each a series of the Registrant (the “Funds”).

The responses to the comments are included below and will be reflected in a Post-Effective Amendment to the Funds’ Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

Fees and Expenses Tables – All Funds

1.	Comment: For footnote 1 to the Fee Table, please add disclosure that “Other Expenses” are estimated.

Response: The Registrant has revised footnote 1 for each Fund’s Fee Table as follows (emphasis added):

(1)       “Other Expenses” are estimated for the current fiscal year. The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example.

Principal Investment Strategies – All Funds

2.	Comment: Each Fund’s principal investment strategies includes a sentence that states the industry to which the underlying security on which the Fund’s performance is based is assigned. Please remove “[a]s of the date of this prospectus” from that disclosure.

Response: The Registrant has revised the disclosure as requested.

Principal Risks – All Funds

3.	Comment: Please confirm that “Portfolio Turnover Risk” is a principal risk of each Fund.

Response: The Registrant confirms that each Fund is actively managed and therefore “Portfolio Turnover Risk” is an appropriate principal risk of each Fund.

4.	Comment: Each Fund includes a “Non-Diversification Risk” factor as a principal risk. Please add disclosure regarding the Fund being non-diversified to the principal investment strategies.

Response: The Registrant has added the following disclosure to each Fund’s principal investment strategies (emphasis added):

The Fund is classified as “non-diversified” under the Investment Company Act of 1940 (the “1940 Act”), which means that it may invest more of its assets in a smaller number of issuers than “diversified” funds.

*   *   *   *   *

The Registrant intends to file the Amendment on July 8, 2025, for the Commission’s review as well as a request that the effectiveness of the Amendment be accelerated to July 9, 2025.

The Registrant believes that it has fully responded to the comments. If, however, you have any further questions, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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